pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Court Transcript Posted

Vancouver BC,  December 19, 2013:  At the request of our shareholders, the Company wishes to announce that the Court Transcript related to Company’s challenge of the decision by the Provincial Government to turn down the proposed Morrison Copper/Gold Mine, announced on October 1, 2012, is available on the Company’s website at the following link:

http://www.pacificbooker.com/pdf/combined-transcript-Aug7-9,2013.pdf

The court hearing took place in the Supreme Court of British Columbia from August 7 to 9, 2013, in Vancouver, and a 55 page written decision was released on December 9, 2013.

The hearing was held before Justice Kenneth Affleck, Q.C., who ruled that: “The petitioner is entitled to a declaration that the executive director’s referral of the application for a certificate to the ministers and the ministers’ decision refusing to issue the certificate failed to comport with the requirements of procedural fairness.  There will be an order in the nature of certiorari quashing and setting aside the ministers’ decision and an order remitting the petitioner’s application for a certificate to the ministers for reconsideration.  The petitioner is entitled to costs.”

The decision document is available online at the following link:

http://www.courts.gov.bc.ca/jdb-txt/SC/13/22/2013BCSC2258.htm

Copy and paste these links into your internet browser if you experience any difficulties with them.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml